Putnam Investments
One Post Office Square
Boston, MA 02109
April 6, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn and Jeffrey Long

Re:	Comments on Registration Statement on Form N-14 (File No. 333-216759), filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2017 (the
“Registration Statement”), of Putnam Funds Trust, on behalf of its series, Putnam Global Sector
Fund (the “Fund”)

Dear Ms. Hahn and Mr. Long:

This letter responds to the comments that you provided telephonically to me on behalf of the staff of the Commission (the “Commission Staff”) on March 29, 2017 and March 31, 2017 regarding the Registration Statement. The Registration Statement relates to the proposed merger (the “merger”) of Putnam Global Dividend Fund (“Global Dividend Fund”) with and into the Fund (together, Global Dividend Fund and the Fund are referred to as the “funds”). For convenience of reference, I have summarized each of the Commission Staff’s comments before the Fund’s response.

General Comments

1. Comment: The Registration Statement must be finalized with all brackets removed and all material information provided.

Response: The Fund will revise the Registration Statement to provide all material information and to remove all brackets.

2. Comment: Please confirm that a form of proxy card is included in the Registration Statement. Please also confirm that Appendices A and B to the prospectus/proxy statement are included in the Registration Statement.

Response: The Fund confirms that Appendices A and B appear in the prospectus/proxy, beginning on pages 68 and 81, respectively. The form of proxy card immediately follows Appendix B.

3. Comment: Please supplementally provide the analysis for Putnam Management’s determination that the Fund is the appropriate accounting and performance survivor of the merger.

Response: Based on the analysis described below, Putnam Management believes that the Fund qualifies under the relevant accounting guidance as the “accounting survivor.” Furthermore, based on the position of the Commission Staff that, generally, the survivor of a merger for accounting purposes will be the fund whose historical performance may be used by the combined fund (North American Security Trust, SEC No-Action Letter, pub. avail., August 5, 1994) (“NAST Letter”), Putnam Management believes that the Fund should be the “performance survivor.” Putnam Management consulted with KPMG LLP (the independent auditor to Global Dividend Fund), PricewaterhouseCoopers LLP (the independent auditor to the Fund), and Ropes & Gray LLP (“Ropes & Gray”) (counsel to both funds) when conducting its accounting and performance survivor analysis.

In order to determine the proper surviving entity for accounting purposes, Putnam Management applied the general criteria that are outlined in Section 8.44 of the AICPA Accounting and Audit Guide for Investment Companies (the “AICPA Guide”). The AIPCA Guide criteria are also referenced in the NAST Letter and include: portfolio management, portfolio composition, investment objectives, policies and restrictions, expense structures and expense ratios and asset size. A discussion of each factor and its applicability to the merger of Global Dividend Fund with and into the Fund follows below.

Portfolio management: The combined fund will be managed by the portfolio management team of Aaron Cooper, Samuel Cox and Kathryn Lakin, who are the portfolio managers of the Fund. The combined fund will be managed going forward in accordance with the portfolio management team’s historical investment approach for the Fund (including the Fund’s structure as a fund-of-funds, overall capitalization exposures and risk profile).

Portfolio composition: The portfolio management team of the combined fund will manage the combined fund in accordance with the same investment approach it has used to manage the Fund historically. In particular, the combined fund will continue to operate as a fund-of-funds that invests solely in the Global Sector Underlying Funds (as defined in the Registration Statement). Global Dividend Fund is not a fund-of-funds and holds securities directly. Accordingly, the portfolio composition of the combined fund will be largely identical to that of the Fund and will differ in terms of actual securities held by Global Dividend Fund.

Investment objectives, policies and restrictions: The combined fund will operate under the investment objective, investment policies and investment restrictions of the Fund. The Fund pursues an investment objective where it seeks capital appreciation, while Global Dividend Fund seeks capital growth and current income. The combined fund will seek capital appreciation. Global Dividend Fund currently has a policy where, under normal circumstances, it invests 80% of its net assets in common stocks and other equity or convertible securities of companies that pay or that Putnam Management expects to pay dividends. The Fund is not subject to a similar 80% test, and the combined fund will similarly not have such an 80% test. Finally, as stated above, the combined fund will allocate its assets to the Global Sector Underlying Funds rather than investing directly in securities.

Expense structures and expense ratios: The combined fund will have the same expense structure as the Fund. The Fund does not pay a direct management fee to Putnam Management, while Global Dividend Fund does pay a direct management fee to Putnam Management. The combined fund will pay no direct management fee to Putnam Management, but will bear its pro rata portion of the management fee of the Global Sector Underlying Funds, in the same manner the Fund does currently. Similarly, with respect to the Fund, Putnam Management has contractually agreed to waive all “other expenses” (excluding payments under the fund’s distribution plans, brokerage, interest, taxes, investment-related expenses, extraordinary expenses and acquired fund fees and expenses). The same contractual expense limitation agreement will be in place for the combined fund. As a result of the expense limitation agreement, the expense ratios of the combined fund are expected to be identical to those of the Fund.

Asset size: Although Global Dividend Fund is somewhat larger than the Fund, both funds are relatively small, sub-scale funds. Additionally, the Fund has a longer performance track record, having launched in 2010, whereas Global Dividend Fund launched in 2013.

The above analysis indicates that in totality the factors from the AICPA Guide and NAST Letter support a position that the combined fund will much more closely resemble the Fund, and, therefore, Putnam Management believes that the Fund is the appropriate accounting survivor. As provided in the NAST Letter, the performance survivor is typically the accounting survivor, and Putnam Management believes that should be the case with the proposed merger.

4. Comment: Please supplementally confirm that the merger is expected to be a tax-free reorganization for U.S. federal income tax purposes and that the Fund will receive a tax opinion related to the merger. In light of the fact that the Fund is a fund-of-funds and Global Dividend Fund invests directly in securities, please supplementally explain how the merger satisfies the “Continuity of Business Enterprise” test required for a fund merger to be tax-free for federal income tax purposes.

Response: The Fund will receive an opinion from Ropes & Gray substantially to the effect that, although the matter is not free from doubt, the merger will be a tax-free reorganization for U.S. federal income tax purposes. We understand that Ropes & Gray has concluded that the merger satisfies the “Continuity of Business Enterprise” test because the Fund will continue Global Dividend Fund’s historic business as an open-end management investment company that seeks capital growth by obtaining exposure to common stocks of large and midsize companies worldwide, reaching this conclusion in the face of the fact that the means by which the Fund and Global Dividend Fund have historically achieved such exposure have differed, in that Global Dividend Fund has achieved such exposure by investing in securities directly, and the Fund has achieved such exposure by investing in other open-end management investment companies.

Prospectus

5. Comment: Please supplementally confirm that Global Dividend Fund will be liquidated to cash in advance of the merger. If this is the case, in the section “A Message from the President and Chair,” please make it clear that Global Dividend Fund will be liquidated to cash in advance of the merger, and that the cash will subsequently be moved over to the Fund.

Response: The Fund confirms that because of the different structures of the funds, Global Dividend Fund will liquidate its portfolio holdings to cash in advance of the merger, and the cash will be moved over to the Fund in exchange for Fund shares in connection with the merger. Disclosure has been added to the section “A Message from the President and Chair” to make clear that Global Dividend Fund will be liquidated to cash in advance of the merger.

6. In Question 5 of the section “Questions and Answers Regarding the Proposed Merger”:

a. Comment: Please clarify that while the Fund does not directly pay a management fee, it pays its pro rata portion of the management fee of the Global Sector Underlying Funds. Please also include the amount of Acquired Fund Fees and Expenses paid by the Fund.

Response: Question 5 in the section “Questions and Answers Regarding the Proposed Merger” will be revised to clarify that the Fund pays its pro rata portion of the management fee of the Global Sector Underlying Funds, and to include the amount of Acquired Fund Fees and Expenses paid by the Fund.

b. Comment: Please supplementally confirm that the funds and all of the Global Sector Underlying Funds are advised by Putnam Management.

Response: Putnam Management is the investment adviser to the funds and to all of the Global Sector Underlying Funds.

c. Comment: Please supplementally confirm that the expense information provided reflects the impact of expense limitation agreements in place for the funds, and confirm whether Putnam Management is permitted to recoup any expenses waived under the expense limitation agreements, including merger costs.

Response: The expense information provided in Question 5 reflects the impact of expense limitation agreements in place for the funds. Putnam Management is not permitted to recoup any expenses, including merger costs, waived under the expense limitation agreements.

d. Comment: Please include disclosure that there will be brokerage commissions paid in connection with the portfolio realignment of Global Dividend Fund.

Response: Question 5 in the section “Questions and Answers Regarding the Proposed Merger” will be revised to state that Global Dividend Fund will incur brokerage commissions in connection with the portfolio realignment to be completed in advance of the merger.

e. Comment: Please include disclosure that the surviving fund will not have a performance adjustment component to its management fee.

Response: Question 5 in the section “Questions and Answers Regarding the Proposed Merger” will be revised to make clear that the surviving fund will not have a performance adjustment component to its management fee.

7. Comment: In Question 6 of the section “Questions and Answers Regarding the Proposed Merger,” please consider revising the “Average Annual Total Returns” table to include only share classes that are part of the merger.

Response: The Fund will remove class R and class T line items from the “Average Annual Total Returns” table as requested.

8. Comment: In Question 7 of the section “Questions and Answers Regarding the Proposed Merger,” please clarify that Global Dividend Fund is a dividend oriented product, while the Fund is not, so while the dividend procedures may not change, the Fund may pay less in dividends, if this is true. Please also include a statement in Question 7 that shareholders of Global Dividend Fund will likely also receive a capital gains distribution in advance of the merger.

Response: The Fund will revise the response to Question 7 in the section “Questions and Answers Regarding the Proposed Merger” to state that because the Fund does not have a focus on dividend-producing securities, it is possible that the surviving fund will pay less in dividends than Global Dividend Fund has historically. The Fund will also state in the response to Question 7 that Global Dividend Fund shareholders will potentially also receive a capital gains distribution in advance of the merger.

9. Comment: In Question 8 of the section “Questions and Answers Regarding the Proposed Merger,” in addition to the disclosure of any tax consequences or capital gains that will result from the portfolio realignment, please include estimated brokerage commissions as of the same date. Please also include information about any other adverse tax consequences that may impact Global Dividend Fund shareholders as a result of the fund being liquidated to cash in advance of the merger.

Response: The Fund will add disclosure to Question 8 in the section “Questions and Answers Regarding the Proposed Merger” to provide brokerage commission estimates for Global Dividend Fund. The Fund will further add disclosure to Question 8 in the section “Questions and Answers Regarding the Proposed Merger” to clarify that Global Dividend Fund’s portfolio realignment will potentially accelerate taxable distributions to shareholders of Global Dividend Fund. Beyond the capital gains tax distribution described in Question 8 of the section “Questions and Answers

Regarding the Proposed Merger,” the tax consequences of the merger are described in the sub-section “Federal Income Tax Consequences” in the section “Information about the Proposed Merger.” Other than the tax consequences already described in the prospectus/proxy statement, Putnam Management does not anticipate that there will be any adverse tax consequences of the merger for Global Dividend Fund shareholders as a result of the fund being liquidated to cash prior to the merger.

10. Comment: In Question 13 of the section “Questions and Answers Regarding the Proposed Merger,” please consider simplifying the response to state that Putnam Management will be bearing the costs of the merger, rather than providing detail as to allocation of expenses.

Response: The Fund will revise Question 13 in the section “Questions and Answers Regarding the Proposed Merger” to more concisely state that Putnam Management will be bearing the costs on the merger.

11. Comment: In light of the structure of the funds, please supplementally explain whether the funds’ Board of Trustees considered liquidating Global Dividend Fund rather than merging it into the Fund.

Response: Putnam Management presented, and the Board of Trustees considered, the merger of Global Dividend Fund into the Fund. Putnam Management did not expressly propose, nor did the Board of Trustees expressly consider, the liquidation of Global Dividend Fund. As described in the Registration Statement, Putnam Management and the Board of Trustees believe that the merger is in the best interest of the shareholders of both funds. Global Dividend Fund shareholders will have the opportunity to vote on this merger, and decide whether to become shareholders of a fund that provides exposure to similar types of securities and has a lower expense ratio. If a Global Dividend Fund shareholder does not want to become a shareholder of the Fund, such shareholder may redeem its shares at any time.

12. Comment: Please confirm that the fees and expenses presented in the Annual Fund Operating Expenses table represent current fees in accordance with Item 3 of Form N-14.

Response: We confirm that the fees in the Annual Fund Operating Expenses table represent current fees in accordance with Item 3 of Form N-14.

13. Comment: Supplementally, please confirm whether the Board of Trustees considered the funds’ structure in connection with their approval of the merger, in particular the fact that Global Dividend Fund will be liquidated to cash in advance of the merger.

Response: In connection with its approval of the merger, the Board of Trustees carefully considered the anticipated benefits and costs of the proposed merger from the perspective of each fund and determined that the proposed merger of Putnam Global Dividend Fund into the Fund would be in the best interests of each fund and it shareholders. As discussed in the Registration Statement, Putnam Management recommended, and the Trustees agreed, that Putnam Global Dividend Fund and the Fund are appropriate merger partners for several reasons, including that the funds generally invest, whether directly or indirectly, in similar types of securities and use the same external performance benchmark. The Trustees considered that, following the merger, Putnam Global Dividend Fund shareholders would be invested in a larger fund with a lower total expense ratio while continuing to have investment exposure to similar types of securities.

The Trustees considered that all or substantially all of Global Dividend Fund’s portfolio would be liquidated to cash in advance of the merger and that, in connection with the merger, the cash proceeds of the liquidation would be transferred to the Fund to be invested in the Global Sector Underlying Funds. In particular, the Trustees noted that because the Fund is a fund-of-funds that does not invest directly in securities, it cannot hold any of the securities directly held by Global Dividend Fund. Furthermore, the Trustees considered brokerage commission information presented by Putnam Management, along with the other costs and benefits of the merger (including total transaction costs expected to be incurred to sell up to 100% of Global Dividend Fund’s portfolio and total transaction costs expected to be incurred to invest Global Dividend Fund’s cash in the Global Sector Underlying Funds).

14. Comment: In the subsection “Expenses of the Solicitation” in the section “Information about Voting and the Shareholder Meeting,” please consider clarifying that Putnam Management will bear the costs associated with the proxy solicitation of Global Dividend Fund shareholders.

Response: The Fund will revise the subsection “Expenses of the Solicitation” to make clear that Putnam Management will bear the costs associated with the proxy solicitation of Global Dividend Fund shareholders.

Statement of Additional Information

15. Comment: Please add the estimated brokerage commissions to the “Portfolio Realignment” note in the “Pro Forma Financial Information” section.

Response: The Fund will add the estimated brokerage commissions to the “Portfolio Realignment” note in the “Pro Forma Financial Information” section.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin E. Robinson

Caitlin E. Robinson
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Peter T. Fariel, Putnam Investments